BLUE EARTH, INC.

2298 Horizon Ridge Parkway, Suite 205

Henderson, NV 89052

(702) 499-1347

April 9, 2012

Via EDGAR Correspondence

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Blue Earth, Inc.

Amendment No. 4 to Form 10K for the fiscal year ended December 31, 2010

Filed December 30, 2011

Amendment No. 1 to Form 10-Q for the quarterly period ended September 30, 2011

Filed December 30, 2011

Amendment No. 4 to Form 8-K dated December 30, 2010

Filed January 3, 2012

Amendment No. 1 to Form 8-K dated September 7, 2011

Filed November 22, 2011

File No. 333-148346

Dear Mr. James:

Blue Earth Inc. (the "Company") is responding to the Staff’s Comment Letter dated March 23, 2011 as follows:

Amendment No. 4 to Form 10-K for the Fiscal Year Ended December 31, 2010 filed December 30, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 41

1. We note that in response to prior comment 7, you added a reconciling item to deduct the loss from discontinued operations for 2009 but not for 2010. Please revise or tell us why the current presentation for 2010 is appropriate.

The statement of cash flows has been revised to add the reconciling item to deduct the loss from discontinued operations for 2010 as it was for 2009.

Note 4. Commitments and Contingencies, page 50

Mr. Martin James

April 9, 2012

2. We note your response to prior comment 10. Please refer to ASC 718-10-35-2 and 718-10-55-67 and specifically address how you considered the terms of the warrants which allow them to vest if Dr. Thomas exercises them and purchases common stock. Explain this term of the warrants further and why you believe the service conditions are substantive.

We have expanded the Note 4 to explain the terms of warrants as they relate to Dr. Thomas’ right to vest the warrants by exercising them. The Company believes that all of its past filings on the warrant expense for the two executives, Thomas and Francis, have been expensed in a manner that is consistent with the accounting guidelines. The Company determined that it was not appropriate to use a weighted average, even though there was a possibility that the warrants could have been exercised early. The Company's determination for the accounting periods September 1, 2010 through September 30, 2011 was that the probability of early exercise was nil. This determination was supported by the fact that Thomas and Francis informed the Company that there was almost no possibility that they would be exercising the warrants early at the time those filings were made. Furthermore, the actual events verify the Company's determination, in that there was no significant warrant exercise. The only warrants exercised through September 30, 2011 were the 2,000 per month that are automatically exercised per the Thomas employment agreement.

The Company filed for an extension to file the 10-K for the 2011 fiscal year in order to evaluate the SEC comments, including the proper warrant expense for the fourth quarter of 2011. Thomas and Francis have informed the Company that there is now a probability that some or all of the warrants that were not previously expensed might be exercised early. Thomas and Francis represent that there is now a significant probability of early exercise because of the progress that the Company has made in advancing its business model and the fact that they believe they are close to realizing significant cash flow from other holdings. Therefore, the Company is planning to expense all of the warrants of Thomas and Francis that have not been previously expensed in the fourth quarter of 2011.

Item 9A. Controls and Procedures, page 64

3. We note that management concluded that both disclosure controls and procedures and internal control over financial reporting are not effective as of December 31, 2010.

Please amend your Form 10-K consistent with Item 308(a)(3) of Regulation S-X to include a discussion of any material weakness in the company’s internal control over financial reporting identified by management.

We have expanded our discussion of Controls and Procedures to discuss identified material weaknesses and our remediation plan.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended September 30, 2011 filed

December 30, 2011

Note 3. Significant Events, page 8

Mr. Martin James

April 9, 2012

4. We continue to note that you show full pro forma financial information in Note 3 on page 11 which is contrary to your response to prior comment 24. As previously requested, please revise the pro forma presentation in future filings, including any amendments, to only include the pro forma information required by ASC 805-10-50-2 related to revenues and earnings.

We have deleted all of the pro forma information in Note 3 other than that pertaining to revenues and net loss.

5. We continue to note that you have not disclosed, as requested in prior comment 25, the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. Please revise future filings to include this information.

We have expanded the disclosure in table in Note 3 to disclose the major classes of assets acquired and liabilities assumed.

6. With respect to the Xnergy acquisition, we note that you valued the common shares issued at $1.72 based upon the average closing price of your common stock from September 8, through September 26, 2011. Please explain why you did not use the closing market value of your common shares on September 7, 2011, the date of the acquisition, of $1.54 in determining the fair value of the consideration. Discuss how you applied ASC 805-30-30-7.

The Company generally values acquisitions on the basis of revenues, EBITDA, profits and/or synergistic value to our business model. Depending upon the results of arms-length, third party negotiations, the negotiating parties may elect to use historical or budgeted Revenues, EBITDA and/or profits. Lower multiples are paid when future budgeted financial performance is used than would be used for historical financial performance. Management of the Company, generally negotiates a purchase price that is within generally acceptable ratios using both historical and budgeted financial performance. The written contract reflects the purchase price negotiated through the arms length negotiations.

The negotiating process is to first establish a mutually acceptable purchase price, then negotiate how the agreed upon purchase price will be paid. The negotiated purchase price for Xnergy was less than one times the average revenues for 2009 and 2010 and about one/third of the budgeted 2012 revenues. The purchase price was approximately three times the forward budgeted EBITDA performance. The Parties agreed to pay for the acquisition using common stock of the Company and the assumption of certain liabilities.

The Parties then determined the fair market value of the Company’s stock using the following business principle. The Parties assumed that Xnergy would achieve the budgeted financial performance that was used to negotiate the purchase price. The Parties then determined the best market comparable in the public markets for the Company with that revenue and EBITDA performance was Lime Energy. The Parties agreed that the fair market value for the Company’s stock using the same assumptions used to determine the purchase price was $3.00/share, which was then divided into the purchase price to arrive at the number of shares to be issued.

Mr. Martin James

April 9, 2012

Consequently, the Company’s financials list the $3.00 stock valuation in the footnotes. However, for accounting purposes, the Company determined that the fair market value of the company’s shares should be recalculated using a fair market value based upon market conditions at the time of closing per the accounting guidelines referenced in the SEC comment letter. It was determined that trading volume in the Company’s stock was so limited that a multiple day closing average should be used, as opposed to a single day as suggested in the comment letter. Otherwise the valuation of the shares as of the specific date closing date could result in an arbitrarily high or low price due to the coincidence of the closing upon a date when an unusual or extraordinary stock price occurred. It was also determined that the best estimate of fair market value was to use the multiple day average from the date of the press release concerning the acquisition (September 8) through to the end of the month. The Company elected to use that time period as being the best indicator of fair market value for three reasons:

1)

The Xnergy transaction was much larger than the previous transaction.

2)

 This methodology most closely mirrored the market comparable (Lime) approach used by the Parties during negotiation.

3)

The Company was using a valuation methodology to basically amend or override the contract-negotiated valuations.

Therefore, the Company is confident that the financial statements and footnotes appropriately reflect the fair market values consistent with the accounting guidelines.

7. We note that you valued the intangible asset related to the customer base acquired from Xnergy based upon the excess of the purchase price over the market value of the fixed assets acquired and liabilities assumed. Please tell us how you considered ASC 805-20-30-1 which requires you to measure identifiable assets acquired at their acquisition date fair value. Please see similar comment below on Castrovilla.

We were very aware of the requirements of 805-20-30-1 in allocating the purchase price over the market value of the assets acquired from Xnergy. Not only the fixed assets but all of the assets were considered. The sequence for allocating the purchase price was as follows:

1.

Cash and equivalents were recorded

2.

Receivables and inventory were recorded at estimated net realizable value

3.

Other current assets, primarily prepaid expenses, were recorded at estimated net realizable value of the services to be received

4.

Fixed assets were valued at their estimated net realizable value

5.

The balance of the purchase price after considering the preceding assets was determined to pertain to intangible assets. We identified the customer lists as the most important intangible asset which was acquired from Xnergy. We then compiled a list of customers which included the amount of estimated on-going contracts and contracts under negotiation. We estimated a probably of closing of the contracts under negotiation. Based upon the cash flow from the on-going contracts and the estimated cash flow from the contracts under negotiation we computed a value of the customer list. We then discounted the customer base at a 10% annual discount rate. We concluded that this value of customer list thus determined exceeded the remaining purchase price to be allocated.

Mr. Martin James

April 9, 2012

Accordingly we concluded that there was no need to identify any other intangible assets or to allocate any of the purchase price to goodwill.

Please note that in response to comment 5 we have now disclosed in greater detail the major classes of assets acquired.

Amendment No. 4 to Form 8-K dated December 30, 2010 filed January 3, 2012

Exhibit 99.2

Notes to Unaudited Pro Forma Consolidated Financial Statements

8. Further to your response to prior comments 35 and 36, we note that ASC 805-10-20 defines the acquisition date as the date on which the acquirer obtains control of the acquiree. Based on your disclosures, it appears that you did not obtain control of Humitech and Castrovilla until January 19, 2011 when the market price of your common stock closed at $1.55. We note that the agreement was structured so that you benefited from those businesses retroactively to January 1, 2011 but you did not control the entities on that date. Please explain how you applied ASC 805-10-20 and 805-30-30-7 in determining the acquisition price and include further explanation of how you determined the date upon which you obtained control and why.

The comment letter incorrectly states that the company did not have control of the acquired business until January 19, 2010. The acquisition documents clearly state that the effective date of the acquisition was at the start of business on January 1, 2011. The documents were signed by all parties during the last few days December of 2010, prior to the effective date. Two of the three directors of the Company authorized the signing of documents with the January 1 effective date. Management of the Company (Johnny Thomas and John Francis) exercised exactly the same level of control over the acquired company from January 1 through January 19 as they did after January 19. Management of the Company participated in numerous business decisions and operating issues during the January 1-19 time period, consistent with the written documentation and the intent of the parties.

The January 19 date reflects a date that all exhibits and support documents were finished, not a date that was relevant to control of the operations. Therefore, we properly performed the fair market valuation based upon the effective date of the transaction, consistent with the guidelines referenced in the comment letter.

9. Further to your response to prior comment 37, we continue to note that you valued the intangible asset related to the distributorship acquired from Humitech based upon the excess of the purchase price over the market value of the fixed assets acquired and liabilities assumed. While you refer to ASC 805-20-25-10, you should discuss how you considered ASC 805-20-30-1 which requires you to measure identifiable assets acquired at their acquisition date fair value.

We used exactly the same process in determining the value of the intangible asset acquired from Humitech/Castrovilla as described in the response to comment 7 with regards to Xnergy. In other words we complied with the provisions of ASC 805-20-30-1.

Mr. Martin James

April 9, 2012

10. In this regard, please show us how you determined the fair value of each of the customer base and the distributorship. We note that you only paid $658,928 for Humitech to acquire the distributorship and the other assets and liabilities. As such, please explain how the distributorship is valued in excess of the purchase price of Humitech’s assets. Explain whether the customer base relates to Castrovilla or Humitech and why.

The fair value of companies to be acquired is generally determined through third party negotiations using the business principles described in answer 6 (revenue, EBITDA, profits and/or synergistic value to the business model. There are two parts to the Castrovilla/Humitech transaction, but they are properly treated as the acquisition of one business entity by the Company. The Company negotiated one purchase price for the combined business using three times the budgeted EBITDA for 2011. The allocation of the purchase price between Humitech and Castrovilla was made at the seller’s discretion. The customer base relates to Castrovilla and Humitech because the customer bases of the two components were purchased and operated as one business entity.

The purchase price was allocated to the assets in the sequence described in response 7 and  according to the valuation methods described therein.\

Amendment No. 1 to Form 8-K dated September 7, 2011 filed November 22, 2011

11. We note that you acquired Xnergy, Inc. and its wholly-owned subsidiary HVAC Controls & Specialties, Inc. on September 7, 2011. Please amend your Form 8-K to include the interim financial statements required by Item 9.01 of Form 8-K and Rules 8-03 and 8-04 of Regulation S-X – i.e., for the six month periods ended June 30, 2011 and June 30, 2010.

The interim financial statements for the six months ended June 30, 2011 and 2010 have been added to the Form 8-K dated September 7, 2011.

Mr. Martin James

April 9, 2012

On behalf of Blue Earth, Inc. the undersigned hereby acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLUE EARTH, INC.

By: /s/ Johnny R. Thomas

Johnny R. Thomas, CEO